PRESS RELEASE
TSX: KGN
AMEX: KGN

KEEGAN HIRES ENGINEER TO LEAD ESAASE GOLD PROJECT
DEVELOPMENT

Vancouver, BC, July 7, 2009 - Keegan Resources Inc. ("Keegan") is pleased to announce that Maurice Tagami, P.Eng has joined the Company to be its Vice President, Project Development. Mr. Tagami has a degree from the University of British Columbia in metallurgical engineering, is a registered professional engineer in the province of British Columbia and has over 28 years experience in mine development and operations. Mr. Tagami has played a significant metallurgical and project management role in numerous open pit, underground and heap leach projects in North and South America, Australia, Papua New Guinea, Africa, Europe and Asia and has actively participated in several plant commissioning and start-up periods. Recently, Mr. Tagami held the position of senior project manager for Canico Resource Corp. on the Onca Puma project, a large greenfields nickel laterite smelter project in Para state, Brazil where he was involved in the project from exploration through scoping and feasibility studies and basic engineering.

As Vice President, Project Development for Keegan, Mr. Tagami will oversee all design, geotechnical, metallurgical, hydrological, mining engineering and other development work required on Keegan’s Esasse Project in southwest Ghana. He will be responsible for the planning, design and budget for any pre-feasibility and/or feasibility studies and subsequent development that Keegan undertakes on its properties.

President and CEO Dan McCoy states: "Keegan is very pleased to have a dedicated and experienced mine development professional join its management team. We believe that Maurice is a key addition to a growing company that continues to add significant value to the world class gold resource that is developing at our Esaase Project."

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase project (2.025 Moz indicated resources with an average grade of 1.5 g/t Au at a 0.6 g/t Au cutoff and 1.451 million ounces in an inferred category at an average grade of 1.6 g/t Au applying a 0.6 g/t Au cut-off for a total inferred and indicated resource of 3.476 Moz) as well as its Asumura gold project, both of which are located in Ghana, West Africa, a highly favorable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX and the NYSE AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

Forward Looking and other Cautionary Information

Neither the TSX Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release. This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources This news release also uses the terms 'indicated resources' and 'inferred resources'. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.